September 25, 2017

Ms. Kimberly Browning Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

MSS Series Trust; File No. 333-219416

Dear Ms. Browning:

On July 21, 2017, MSS Series Trust (the “Registrant” or the “Fund”) filed a combined Information Statement and registration statement on Form N-14 (the “N-14”).  Registrant previously filed responses to your prior comments.  You provided an additional comment via telephone to Cassandra Borchers on September 22, 2017.  That additional comment is summarized below.  Following the comment is the Registrant’s response, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the document to which the applicable comment relates.  Registrant understands, in accordance with SEC’s public announcement on October 5, 2016, that management and the Registrant are responsible for the accuracy of the disclosures in the N-14.

General Comments

1.

Comment:  Please confirm that the net assets represented in the capitalization table, as of June 28, 2017, of the N-14 have not materially changed.

Response:  The Registrant confirms that the net assets have not materially changed.

If you have further questions, or require additional information, please contact JoAnn Strasser at 614-469-3265 or Cassandra Borchers at 513-260-4075.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP